Division of Corporation Finance U.S. Securities and Exchange Commission Office of Trade & Services 100 F Street, NE Washington, DC 20549 Re: Village Super Market, Inc. Form 10-K for the Fiscal Year Ended July 31, 2021 Filed October 14, 2021 File No. 001-33360 Ladies and Gentlemen: Thank you for your comments regarding the above-referenced filings. We submit this letter in response to the comments from the staff of the Division of Corporation Finance of the SEC, received by letter dated March 28, 2022, pertaining to the referenced Form 10-K. Set forth are the staff’s comments, followed by our responses. Staff Comment: Form 10-K for the Fiscal Year Ended July 31, 2021 Management’s Discussion & Analysis of Financial Condition and Results of Operations Non-GAAP Measures, page 11 1. Please tell us and revise to disclose a substantive reason, specific to you why investors would find each of your non-GAAP measures useful. In addition, tell us why you believe adjusted net income and adjusted operating and administrative expense present more accurate year-over-year comparisons of your net income and operating and administrative expense from those calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(C) of Regulation S-K. Company Response: The Company respectfully advises the Commission that, in future filings, it will revise its disclosures regarding the reasons why Adjusted net income and Adjusted operating and administrative expenses provide useful information to investors. An example of the Company's intended disclosure is set forth below. The accompanying Consolidated Financial Statements, including the related notes, are presented in accordance with generally accepted accounting principles (“GAAP”). We provide non-GAAP measures, including Adjusted net income and Adjusted operating and administrative expenses as management believes these supplemental measures are useful to investors and analysts. These non-GAAP financial measures should not be reviewed in isolation or considered as a substitute for our financial results as reported in accordance with GAAP, nor as an alternative to net income, operating and administrative expense or any other GAAP measure of performance. Adjusted net income and Adjusted operating and administrative expense are useful to investors because they provide supplemental measures that exclude the financial impact of certain items that affect period-to-period comparability. Management and the Board of Directors use these measures as they provide greater transparency in assessing ongoing operating performance on a period-to-period basis. Other companies may have different definitions of Non-GAAP Measures and provide for different adjustments, and comparability to the Company's results of operations may be impacted by VILLAGE SUPER MARKET, INC. EXECUTIVE OFFICES 733 MOUNTAIN AVENUE, SPRINGFIELD, NEW JERSEY 07081 (973) 467-2200 FAX (973) 467-1855

such differences. The Company's presentation of Non-GAAP Measures should not be construed as an implication that its future results will be unaffected by unusual or non-recurring items. Staff Comment: Form 10-K for the Fiscal Year Ended July 31, 2021 Notes to Consolidated Financial Statements Note 1 – Summary of Significant Accounting Policies Net income per share, page 31 2. Please tell us why the sum of “net income allocated, basic” for Class A and B differs from net income on your consolidated statements of operations. Please also tell us why “weighted average shares outstanding, basic” and “weighted average shares outstanding, diluted” for Class A differ from that would be expected based on beginning and ending number of shares outstanding on your consolidated statements of shareholders’ equity. In your response, consider whether providing us your computations would aid our understanding. Company Response: In addition to Class A and Class B common stock, the Company awards Class A restricted shares that contain non- forfeitable dividend rights during the vesting period. These Class A restricted share awards are participating securities under the requirements of FASB ASC 260-10-45-61A and are included in the computation of Net income per share as pursuant to the two-class method under the requirements of FASB ASC 260-10-45-60A. Being that the Company has two classes of common stock, Class A Restricted Shares Issued represent a “third” component in the Net Income Per Share calculation as a participating security. In order to reconcile the tabular disclosure in the Net income per share section of Note 1 to the Consolidated Statements of Operations and the Consolidated Statements of Stockholders’ Equity, the weighted average Restricted Class A shares outstanding and allocated net income under the two-class method must be added to the shares outstanding and allocated net income for both Class A and Class B shares. The following reconciles “net income allocated, basic” from the tabular disclosure in Note 1 of the Notes to Consolidated Financial Statements to Net income on the Consolidated Statements of Operations for the years ended July 31, 2021 and July 25, 2020: “Class A Shares Issued” in the Statement of Stockholders’ Equity includes Class A shares, unvested restricted Class A shares and Class A shares held in Treasury. The following details the components of “Class A Shares Issued” per the Statements of Stockholders’ Equity to Class A Common Stock Outstanding for the purposes of determining the denominator in the Net income per share calculation: “Weighted Average Shares Outstanding, Basic” of 9,853,000 and 9,794,000 for the years ended July 31, 2021 and July 25, 2020, respectively, varies from the beginning and ending balances due to the weighted averaging as a result of share activity during each year.

“Weighted Average Shares Outstanding, Diluted” of 14,147,000 and 14,088,000 for the years ended July 31, 2021 and July 25, 2020, respectively, includes “Weighted Average Shares Outstanding, Basic” amounts for Class A, Class B shares under the if-converted method and the impact of both unvested Class A restricted shares and outstanding stock options through application of the treasury stock method. As disclosed in the Net income per share section of Note 1, 392,000 and 413,000 non-vested restricted Class A shares, which are considered participating securities, and their allocated net income were excluded from the diluted net income per share calculation at July 31, 2021 and July 24, 2020, respectively, due to their anti-dilutive effect. The Company respectfully advises the Commission that, in future filings, it will revise its disclosures to include the amount of distributed and allocated undistributed net income to unvested restricted shareholders that reconciles Net income to Net income available to Class A and Class B shareholders for the purposes of computing Net income per share. An example of the Company's intended disclosure is set forth below. The table below reconciles Net income to Net income available to Class A and Class B shareholders: The tables below reconcile the numerators and denominators of basic and diluted net income per share for all periods presented: We acknowledge that the Company and its management is responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments action or absence of action by the staff. Should you have any questions about the above responses, please feel free to contact the undersigned at (973) 467- 2200. /s/ John Van Orden John Van Orden Chief Financial Officer